Mail Stop 3561

June 14, 2007

Michael German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, NY 14830

       Re: **Corning Natural Gas Corporation**
               Form 10-K for Fiscal Year Ended September 30, 2006
               Filed December 29, 2006
               Form 10-K/A for Fiscal Year Ended September 30, 2006
               Filed January 29, 2007
               Form 10-K/A for Fiscal Year Ended September 30, 2006
               Filed June 1, 2007
               File No.'s 0-00643

Dear Mr. German:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Michael Moran
                    Accounting Branch Chief